Exhibit 99.3

Transcript

BHP Billiton
Investor Briefing Teleconference
Friday, 15 July 2011

Investor Briefing Teleconference
DISCLAIMER
The tender offer described in this presentation (the “Offer”) has not yet commenced, and this presentation is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Petrohawk Energy Corporation (“Petrohawk”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Petrohawk common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by North America Holdings II Inc., BHP Billiton Petroleum (North America) Inc., and BHP Billiton Limited, and the solicitation/recommendation statement will be filed with the SEC by Petrohawk. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to MacKenzie Partners, Inc. at (212) 929-5500 or toll-free at (800) 322-2885.
Cautionary Statement Regarding Forward-Looking Statements
This presentation may contain, in addition to historical information, certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of BHP Billiton Limited and their affiliates, including North America Holdings II Inc. and BHP Billiton Petroleum (North America) Inc. (collectively, the “BHP Billiton Group”), Petrohawk or the enlarged BHP Billiton Group following completion of the Offer, the merger and other related transactions (the “Transactions”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results, performance or achievements of any member of the BHP Billiton Group or the enlarged BHP Billiton Group following completion of the Transactions to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include: (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived, (ii) beliefs and assumptions relating to available borrowing capacity and capital resources generally, (iii) expectations regarding environmental matters, including costs of compliance and the impact of potential regulations or changes to current regulations to which Petrohawk or any member of the BHP Billiton Group is or could become subject, (iv) beliefs about oil and gas reserves, (v) anticipated liquidity in the markets in which Petrohawk or any member of the BHP Billiton Group transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties, (vi) beliefs and assumptions about market competition and the behavior of other participants in the oil and gas exploration, development or production industries, (vii) the effectiveness of Petrohawk’s or any member of the BHP Billiton Group’s strategies to capture opportunities presented by changes in prices and to manage its exposure to price volatility, (viii) beliefs and assumptions about weather and general economic conditions, (ix) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as the stock price of each of Petrohawk and BHP Billiton Ltd., (x) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability, (xi) expectations regarding Petrohawk’s or any member of the BHP Billiton Group’s revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments, (xii) Petrohawk’s or any member of the BHP Billiton Group’s ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins, (xiii) beliefs about the outcome of legal, regulatory, administrative and legislative matters, (xiv) expectations and estimates regarding capital and maintenance expenditures and its associated costs and (xv) uncertainties associated with any aspect of the Transactions, including uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions, the outcome of legal proceedings that may be instituted against Petrohawk and/or others relating to the Transactions, the expected timing of completion of the Transactions, the satisfaction of the conditions to the consummation of the Transactions and the ability to complete the Transactions. Many of these risks and uncertainties relate to factors that are beyond the BHP Billiton Group’s ability to control or estimate precisely, and any or all of the BHP Billiton Group’s forward-looking statements may turn out to be wrong. The BHP Billiton Group cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The BHP Billiton Group disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.

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Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, Petrohawk or the enlarged BHP Billiton Group following completion of the Offer, the merger and other related transactions unless otherwise stated.
RESERVES DISCLAIMER
The SEC permits oil and gas companies to disclose only proved, probable or possible reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. BHP Billiton uses the term “non-proved resources base” in this presentation to refer to reserves other than proved, probable or possible reserves, which the SEC’s guidelines strictly prohibit us from including in filings with the SEC, except in connection with an acquisition. This term includes estimates which are not yet classified as proved, probable or possible reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. Non-proved resources base refers to internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers and do not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System and does not include proved reserves. Actual quantities that may be ultimately recovered from these properties will differ substantially. Factors affecting ultimate recovery include the scope of the ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors; and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of the non-proved resources base may change significantly as development provides additional data.

Investor Briefing Teleconference
FACILITATOR: Welcome to the BHP Billiton investor briefing teleconference on the Company’s proposed Petrohawk transaction. My name is Nicki and I will be your operator for today’s call. If you would like to ask a question at the end of today’s presentation please press *1 on your telephone keypad. If you wish to withdraw your question please press *2. You will be advised when to ask your question. Please also be aware that this teleconference is being recorded and may be published.
1. MR M. KLOPPERS, MR M. YEAGER, MR F. WILSON
MR M. KLOPPERS: Good evening to those of you in North America and good morning to those of you in Australia. Firstly, I would like to thank all of you for joining us at relatively short notice to discuss BHP Billiton’s all cash recommended offer for all of the common shares of Petrohawk Energy Corporation. I apologise for those of you joining on the web. It appears that we have had a slight hitch on the webcast. I believe that link is now active. Joining me from Houston this morning for this important presentation is Floyd Wilson, Chief Executive Officer of Petrohawk, and Mike Yeager, Chief Executive of BHP Billiton Petroleum.
With regards to the agenda for today’s presentation I will shortly hand over to Mike Yeager who will introduce Floyd before discussing the strategic rationale for the acquisition and our long-term commitment to both the Shale Gas industry and to the communities in which we operate. Mike and I will conclude the presentation by taking questions from the phone lines but I should note at this time that Floyd will not be participating in that Q&A session. Now, it is customary for us to highlight our disclaimer at the commencement of all BHP Billiton briefings and I would encourage you to read and understand our expanded statement in the light of the transaction and in the context of today’s presentation.
BHP Billiton is the more diversified company in the resources sector and is characterised by its multi-decade, high quality resource endowment and tier 1 upstream minerals and energy assets. This portfolio of long life, low cost and expandable assets that are diversified by commodity, by geography and by customer generates the stable and reliable cash flows that allow us to continue to invest in the future prosperity of our business. Our priorities for capital remain unchanged from what we have said over the last decade as we commit to (1) invest in those tier 1 diversified growth opportunities across the upstream natural resources industries, (2) maintain our balance sheet with a solid A credit rating while, at the same time, maintaining our progressive dividend policy, and (3) return excess capital to our shareholders.
Now, when we think about our suite of assets we generally divide the 10 businesses we operate into three broad groupings. Firstly, the ferrous industry, or products that go into the ferrous industry; products that go into the non-ferrous industries; and then the energy products. Within the energy businesses we have always said that we would like to participate in the full spectrum of energy product offerings, including, in our case, oil, gas, coal and uranium. One of my predecessors used to say that we want to be on every aisle of the energy supermarket, and this is an unchanged ambition. The energy business, however, is a bit different from our other businesses in terms of the demand side. Whereas a product like copper has been used — been in use for thousands of years, the world’s energy mix and its associated fuel choices have changed over time and they will continue to evolve. Against a backdrop of heightened awareness on climate change, and with a discovery of new energy sources like shale gas, the world will continue to adjust and adapt its energy mix.

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As a customer focused organisation — indeed the tagline to our logo is “Resourcing the future” — we need to be responsive to ensure that we meet such changes in our customers’ energy needs. Of course, we should also take into account our commitment to our strategy and in the full knowledge of what our skill set is. In this respect, the development of shale gas as an additional energy source available to our customers is an exciting one, given the fit with our strategy and with our unrivalled depth of experience across both the minerals and energy industries. Indeed, many of the skills required to be successful in shale gas are a blend of the skills we have not only in our petroleum, but also in our minerals businesses. Of course, there is no doubt that the Petrohawk organisation will further enhance and expand this skill set.
I would also like to say a few words that complement what you would have seen in the exchange release. In particular, our offer, which has the benefit of significant due diligence, represents a unique opportunity for Petrohawk shareholders. For them, the substantial cash premium recognises the value of growth opportunities embedded in the Petrohawk resource base immediately. The all cash offer will be financed with existing cash resources and a new credit facility. It will not compromise our solid A credit rating nor our progressive dividend policy, and we expect the transaction to be modestly EPS accretive in the first full year of consolidation. And, as you can see, we aim to close the transaction in third quarter of the 2011 calendar year.
Now, beyond what I have said about Petrohawk and the fit within our unchanged strategy, I would like to explain a little bit more deeply why consolidation of the US shale industry is a logical progression and why BHP Billiton is a logical, natural owner of these large, long life, high margin assets. Consistent with the evolution of numerous commodity industries, the people who developed the US shale industry must be commended for their achievements. Persistence and technical innovation have led to the development of a new large source of clean fuel that is perfectly positioned to meet the world’s energy needs. However, as the US shale industry has started to mature these entrepreneurial companies have been forced to shift their focus towards development and, like many commodity industries, shale gas development is capital intensive, which means that financial capacity has become the new challenge.
As the more diversified resources company, you would recall that I highlighted BHP Billiton’s ability to deliver more dependable and stable cash flow through all parts of the economic cycle. Our strong margins and returns means that we have enormous capacity to invest throughout the cycle while simultaneously maintaining our balance sheet strength and its flexibility. This strength of our business, and its balance sheet, translates into an ability to competitively fund accelerated investments and growth almost regardless of economic backdrop which, in turn, creates a unique opportunity to unlock value beyond what a single commodity company can do. We have always stressed that this is the core differentiator of our diversified portfolio and right at the heart of our business model. This, in turn, explains why restructuring, driven by the larger players, is a common theme in commodity industries and one of the key reasons why BHP Billiton is a natural owner of these shale assets.
Furthermore, the establishment of BHP Billiton as a major player in the US shale industry will further diversify the group’s sources and deployment of cash, and its customer base, thereby further reducing BHP Billiton’s volatility of its cash flow and its cash flow at risk. BHP Billiton’s ability to invest in high quality growth through all parts of the economic cycle will be further enhanced, solidifying the company’s long-term competitive advantage. Financial capacity, however, represents only one side of the equation. BHP Billiton’s longstanding commitment to sustainable development and technical innovation will be equally important in this industry as it matures over decades to come. In this context, BHP Billiton has a proud track record of

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community engagement across its many operating geographies and the company’s absolute commitment to transparency and full disclosure will be rigorously applied to this portfolio. With that I would like to hand over to Mike.
MR M. YEAGER: Thank you, Marius. I am very pleased to announce some of the details now about our transaction to purchase Petrohawk Energy. As hopefully all of you have had the chance to read, we are going to be paying a substantial premium that is recognised in the value of Petrohawk’s forward growth opportunities which we think are outstanding. The total enterprise value that we will pay is US$15.1 billion, which includes $3 billion of assumed debt. This equates to US$38.75 per share, which is a 49.5 per cent premium to the 30-day prior notice period. Petrohawk’s board of directors has approved the transaction and unanimously recommended that stockholders tender their shares.
Petrohawk’s assets, amongst many things I will describe this afternoon, entail over one million net acres, an estimated 2011 net production of over 950 million cubic feet per day, which is equivalent to 158,000 barrels of oil equivalent per day, and lastly has a very large 35 TCF total risked resource base. Using simple math of our purchase price and the total resource base, we are looking at purchasing per MCF about 39 US cents per MCF for the total resources. So those are the framework of what we are going to be trying to do. Now, if I could describe the schedule that is ahead of us. As Marius mentioned, we are targeting the closing of this transaction here in the third quarter of 2011 that we are in now. The tender offer is expected to commence at least by the 25th of July and will be open for a minimum of 20 business days. Closing is subject to the normal required regulatory approvals here in the US, the tender of at least the majority of Petrohawk’s common shares and certain other customary conditions and provisions.
Following completion of the tender offer, a second step merger to acquire 100 per cent of Petrohawk’s outstanding common shares will occur. The small graph on the right outlines those key events. We have signed the merger agreement today, on the 14th of July, just about an hour ago. We have now commenced our tender offer or will commence it by the 25th as we have described and then expect to close in the third quarter. So I would now like to be able to talk with you about the details of the transaction, the assets it will be acquiring and the overall impact on our company, but before I do I would like to turn the stage over to Mr Floyd Wilson, the chief executive and chairman of Petrohawk Energy, who will give just a few comments about the transaction. Floyd.
MR F. WILSON: Thanks, Mike, and it’s a pleasure to be here this evening in Houston, Texas. As Mike has described, we have come to an agreement with BHP Billiton on a transaction which delivers value to our shareholders but also serves our strategy at Petrohawk for assets and personnel. I have felt and known for some time that our great assets deserve to be housed within a larger entity with the capital required to accelerate value. Our people, whose hard work, scientific creativity and skill have brought these shale assets to their current potential have the capability to take them to the next level with BHP Billiton, and they are all looking forward to this, by the way.
We will continue to do what Petrohawk does best but within a platform that provides the necessary capital and vision to have an even greater impact within the US E&P space. Domestic US oil and gas and natural gas shale resources have the ability to change the US supply and import picture, and we know that BHP Billiton sees this opportunity. Their plan to leverage Petrohawk’s workforce and assets to build this business will meet this need and is

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game-changing for the industry, in my opinion. We are looking forward to program expansion, greater efficiencies, technological improvements and growth. This is the start of something bigger and better with countless opportunities provided by the BHP Billiton platform both in the US and abroad. We are very excited to be a part of this and I will turn this back over to Mike now.
MR YEAGER: Thank you, Floyd, very much. We have and continue to enjoy your leadership throughout this entire process and thank you very much for those kind words. Now, let me give you some details of why we think this is a transaction that we want to try to see get completed. First of all, let me talk about the US market fundamentals.
As you have heard Marius and I talk about several times, particularly after our Fayetteville asset acquisition, the US gas market is the largest in the world and continues to grow. It has an interconnected pipeline system that allows the efficient delivery of gas throughout the country which makes the shale business viable and doable. Demand continues to grow, led by the power sector.
We have — today the demand is over 60 billion cubic feet per day and is expected to grow to over 80 billion cubic feet per day over the next 20 years. This is shown in the graph in the upper right, and as you can see the power component in the bottom part of the chart is the growth component. Shale gas has fundamentally altered the supply mix and is forecast to be over 50 per cent of total US gas production by 2030. That is shown in the bottom graph where you can see that in the orange in the graph the conventional gas is declining at a fairly rapid pace, and at the top in grey you can see the growth of the shale gas component over time. In addition to these concepts, natural gas is the preferred fuel in the low-carbon world going forward.
None of us know exactly what that will look like, but it places additional demands on these supply sources. Overall, I hope we all realise that the fundamentals for the growth in the shale business are irrefutably strong and going to get stronger over time. Now, let me start to bear down a little bit on Petrohawk and exactly what it is that we will be purchasing.
Obviously what we see first and foremost is a very, very fine company with a proven growth profile and a lot more to come. The company is headquartered here in Houston, Texas, and has approximately 650 employees. It has a concentrated portfolio of two very high-quality producing assets in Texas and Louisiana. That is the Haynesville and Bossier shale assets over on the Texas-Louisiana border and the Eagle Ford assets in deep south Texas along the gulf coast.
I have already mentioned that Petrohawk holds over one million net acres and has the production that I have described there of over 950 million cubic feet per day. Additionally, it has proved reserves of 3.4 trillion cubic feet on its books and has a total risked resource base of 35 TCF, as I mentioned earlier. Now, what does 35 TCF mean? I will put that in context in a couple of different ways for you. First of all, it’s four times larger than our Scarborough field, a major resource discovered off of Western Australia. Secondly, it’s three and a half times larger than what we purchased in the Fayetteville transaction just four months ago. And then thirdly, if all the Australian — the country of Australia, the whole continent, used electricity sourced from natural gas, which it does not — but if it did, this single purchase would supply that need for 18 years.

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So this is a very, very large, very, very substantial acquisition of resources. It has a strong production growth with the vast majority of those assets yet to be developed. And then as I will show you in a minute, in addition to the two large producing fields it has major assets in west Texas that have recently been acquired that are liquid-rich and highly prospective but still under appraisal. If I could draw your attention to the map in the upper right, hopefully you can see the three areas that I have just described, the Haynesville and the Eagle Ford on the right and at the bottom producing today and the Permian assets, which are 325,000 acres large but still being appraised.
I will draw your attention to the graph at the bottom in the middle. You can see what Petrohawk has been able to achieve with its production growth over the last five years, substantial growth of about 40,000 barrels of oil equivalent back in 2006 to just shy of 160,000 barrels of oil equivalent today. The resource base that Petrohawk has is enormous. It is identified there in the lower right. The Haynesville at over 20 trillion cubic feet of resources, the Eagle Ford at over 10, and, combining those, over around 35. And you can see how much of that is proved, a very, very small amount, and we will come in on that more as we go along. Now, let me give you some brief insights into these two large producing fields.
The first one is the Haynesville and the lower Bossier. As I mentioned earlier, it sits on the Texas-Louisiana border. It is two large shale gas reservoirs that overlay each other but are at different depths.
The combination of these two from an acreage standpoint is large at 345,000 net risked acres, and Petrohawk is the largest acreage holder in this area of the best part of the field, which is identified there in the map, the deep orange. As I have mentioned, the production from this is strong at over 650 million cubic feet a day now, and this risked resource base of around 22 trillion cubic feet. The Haynesville and the lower Bossier are easily accessible to the extensive pipeline network that I described and we will be acquiring ample capacity in those lines to support our development plans going forward.
The graph in the upper right shows that acreage, shows the extent of the total play outline and it shows the orange part in the centre which identifies the sweetest part of the reservoir.
Petrohawk has the lion’s share of the very best part of this, and as you can see in the graph at the bottom in the middle it far outdistances the competitors in regards to the sections or acreage that has potential for wells to produce at over eight billion cubic feet of estimated ultimate recovery per well. You can see how it distances itself in quality here. The lower right shows the production growth that Petrohawk has been able to achieve from these assets in the last three years, at 200 million cubic feet a day in ‘09 to now over 600 million cubic feet a day now. When you look at the Haynesville competitively, being in the heart of the heart of the field is a great advantage. The shale is a little deeper.
Some of the players on the fringe have high costs; we are very advantaged here that the Petrohawk acreage in the sweetest heart of the field will have extremely low operating costs because of the fine nature of the shales and the amount of gas that is given up per well. So extremely fine assets. This is a big one and we are very, very proud. But now let me take you to the next one, which is the Eagle Ford shale.
The Eagle Ford shale, as I mentioned, is located in south Texas. Over 90 wells have been drilled in the three components to Petrohawk’s Eagle Ford shale holdings broken down between

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the Black Hawk field, the Hawkville field and the Red Hawk. This shale is different than the Haynesville and Bossier in that it has a component of liquids in it depending on its depth. That is outlined in the map at the top where you can see the further north you go and west you get into the oil.
Towards the central you are in gas and gas condensate, which has a liquid yield, and then further south you are into either the gas window or the condensate window, and the Petrohawk acreage is very lucrative across that entire spectrum. The drilling is sufficient to de-risk the resource, gives us an outstanding view as to what is there and the contiguousness of the shales and their predictability to be developed. A huge amount of acreage at 332,000 net acres, the Black Hawk field has been identified independently as having performance in economics that are superior to all the other operators in this region of the plate, and the Hawkville field is large, enormous and continuous and 50 per cent of it has not only the high gas yields but liquids associated with that.
Right now, production is a little over 200 million cubic feet per day, indicating that this is still in its early stages of being developed, but nonetheless we can already see a total risked resource base of over 13 trillion cubic feet. The development of these assets allows for large, scaleable operations to go forward, which is what we specialise in with our drilling and project management. And as you can see, the growth profile in the lower right indicates that Petrohawk has been able to establish a very, very solid ramp-up in production which we hope to continue for many years. So now let’s take a look at the third piece of the puzzle, which is not producing yet but highly prospective and something that we were very, very proud to have as a part of this portfolio.
Many of you may be familiar with the Permian basin in the in the — if you have studied this industry in that it is one of the most prolific oil and gas regions of the world. It peaked in its production back in the 1960s and 1970s, but like a lot of parts of the world the advent of horizontal drilling and hydraulic fracturing has now opened up a rejuvenation of these older fields. Obviously the large amounts of oil that were drained from the Permian basin had to be sourced from somewhere, so now we are back drilling the source rock which is the shale in these large basins. There are hundreds of rigs operating all around us, and although this acreage at 325,000 and primarily oil and being appraised, it is highly, highly prospective and has the opportunity for significant upside. Petrohawk has been able to get a position here that’s 90 per cent operated — as you know, that’s what we hold out for — can develop highly scalable operations, and the early production tests from numerous wells are extremely positive. Right now, this is not viewed as production. It’s something we have our eyes on for the future, but clearly something that we have a great deal of prospectivity tied to. As I mentioned, what underpins this is the horizontal drilling and the hydraulic fracturing, and I would now like to take a minute to just comment on those two in general across the US shale business since that is something that has received an awful lot of attention, and will continue in the future.
First of all, let me just remind all of our investors, as well as our employees and anyone that’s listening to this, that BHP Billiton remains unrelentingly committed to sustainable development and doing things the right way. We only do things that meet a certain level of quality and a certain standard for our company, or we don’t get involved. So as we look at the shale business, we’ve had to stare at it very hard, and we see three very important things that we want to pass along to you that we believe very, very strongly.

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Firstly, the technology used in shale development is safe, when coupled with outstanding operating practices, which we are known for, and it continues to improve every day. The wells that are drilled here are drilled where the horizontal section and the fracking takes place at least a mile from any groundwater, far deep down below the subsurface. The technology that enables that to happen is here today, is sound, and we do this all around the world at this time. So we’re very, very confident that the technology today meets our standards, and it’s improving before our eyes as we look at the different fluids that are used and how they’re becoming more benign all the time. So we remain extremely confident in the technology moving forward.
The second thing has to do with the evolving regulations. They continue to evolve at the US federal level and at the state levels, with ongoing initiatives that are meant to protect the environment, but also to continue the support of the shale business development. We have studied this at a number of different ways. We would like to draw your attention to the fact that we are working not only with our Fayetteville acquisition in Arkansas, but also in the state of Texas and Louisiana where the oil and gas business has been active for over 50 years. It’s understood by the regulators, by the government and the local citizens, and it is supported. We are confident that, as regulations evolve, that we will be able to manage this business in an ongoing way that is satisfactory to those that we must serve as stakeholders, as well as our shareholders.
The third thing that we would want everyone to know is we are committed to the transparency that it takes in order for the local citizenry to be comfortable with this. As Marius talked about earlier, the greater transparency and disclosure is something that we do naturally, but we have also joined 20 other companies that voluntarily disclose the chemical additives that are used in the hydraulic fracturing process. We will post this. This will mean that we will be more active going forward. We will be involved in that process, but clearly this is something that we seek, we want to do, and we’re proud that our industry is moving forward in that sense. We know we need to better inform the public. That is something this company is good at and something that we will continue to do.
Lastly, I will just remind you that our landowners are also our royalty owners. They are our partners in the business, so working with them in these areas is vital and critical and something that we think helps us move forward. So, in summary, those three areas are vital — we are committed to them — technology, working within the regulations to improve the business as we move forward, and our transparency and disclosure. This is no different anywhere else we work in the world, and clearly we expect to do it here, and do it well.
So, having said that, what makes this business work. Many of you I visited with back a few months ago when we had our Fayetteville acquisition, and I would like to just revisit some of that very, very briefly because this transaction will have extremely strong returns and significant development potential for a long, long time. Like the rest of BHP Billiton, the expandable nature of these shales assets, as Marius talked about, complements our existing portfolio. It adds to our strategic capability in the deep water, and it broadens our reach globally on the type of things that we can do.
Individual shale wells are different. They can provide strong financial returns on a stand-alone basis. They can typically pay back within one year. The difficulty is doing thousands of them over a long period of time. That’s the strain that it places on the smaller companies. That’s what we will be able to bring to this with great strength. Also, as most of you know if you follow us closely, part of our strengths are in our drilling and our project management. This is what we

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do as a corporation, this is what we do as BHP Billiton Petroleum, and these assets are tailor made for taking those skills and having a continuous improvement process that makes our capital spending more efficient as we move forward.
The small table there just contrasts some of the complementary nature of what this brings to our portfolio. As you know, offshore in the oil and gas business there is significant geologic risk. In the shale business that is either none or very little. The time offshore between a decision to execute and first production can be five-plus years. Here in the shale gas business it’s quicker and the payback takes place within months — or the action takes place within months. Payback offshore takes a number of years. Here the payback can be sooner than that. Flexibility: it’s hard to slow down or modulate any of our offshore developments. Here we have significant flexibility to go faster or go slower. And last, but not least, it’s the expandability. Offshore when we build a facility like Shenzi or Neptune or Stybarrow or Pyrenees, the throughput on it is rather limited as to what can go through it. It’s designed in a certain way. But in the shale business we have substantial expandability to be able to grow our volumes significantly over time with fewer limitations. So, as you can see, our offshore business continues to be a very, very strong part of who we are, and our shale business complements this in a very, very sound way.
How will we go about unlocking this potential? I think most of you know from Marius’ comments that clearly we have the balance sheet to do enormous things. Petrohawk already has a substantial capital budget, almost $3 billion, certainly not small, and that’s depicted in the small blue bar on the graph to the right. But BHP Billiton’s superiorly strong balance sheet offers an enormous amount of financial flexibility to unlock the full potential. You can see the significant increases in capital spending that we’re capable of, that are shown in a range to the right, whereby, by 2015, we’re hoping to have ramped up that spending to from $4 billion to $5 billion annually, and by 2020 to $5 billion to $6 1/2 billion annually.
What this means is that we will have the ability, with the Petrohawk employees capability added to ours, to simultaneously develop the Eagle Ford, the Haynesville and, by that time, possibly the Permian. The acceleration of volumes here is enormous, as you can imagine. We can also, because of the strength of our company, not have to focus on the near-term quarter-on-quarter gas price, but be able to focus on the long-term, through our procurement, our technology and other additives to our value chain so that we can invest completely through the business cycle and be able to achieve things that others cannot.
I hope you will see the graphs on the right. Those are just ranges. We’re still working on the details of that, but clearly we expect the business to be investing between those ranges that I have described at those times in the future, an enormous change from what the business is being invested in today.
So what does that mean to us as we go forward? Well, it means very simply that we have substantial volume growth ahead. The graph on the right depicts, in volume terms, what I just talked with you about in capital spending terms. Right now we’re right at 500,000 thousand barrels a day equivalent in BHP Billiton Petroleum here in FY11 and, with the spending profile that I have just described, we’re looking at the strong possibility of being a 1 million barrel a day oil and gas company within five years.
I will just remind you that we were at 300,000 barrels a day just four years ago. And beyond that, as we continue, as you can see with the resource base that we have today, with our

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Fayetteville assets, our other worldwide basin assets, the strong deepwater Gulf of Mexico position we have, and the LNG projects in Western Australia, underpinned by our large gas fields offshore, gives us a chance of having an overall 1.5 million barrel a day business by 2020.
The result of all that is rather eye-appealing, a 10-plus per cent production compounded annual growth rate for a decade. Very, very few companies can say that. I hope you can see from this chart that we’re talking about an “and” to our portfolio, not an “or”. It is the shale gas and our deepwater and our LNG and the things that make us superior today added to that, and our Fayetteville acquisition that we have made. We’re still committed to those other activities. They will still be the fabric of what we are. This is just another product line that gives us extremely strong growth going forward.
When we look at this sort of resource position, it is quite compelling. The Petrohawk acquisition will more than double our existing resource base, and it will increase our proved reserves by over 30 per cent. When you combine this with our Fayetteville acquisition, you’re talking about BHP Billiton Petroleum’s resource base growing by over 300 per cent in very recent times to over 11 billion barrels, which is indicated in the chart in the upper right. You can also see how much of that is proved, and how much of it is non-proved, and that will be the source of the investments that I have just described.
By taking this second step with our Petrohawk acquisition, BHP Petroleum becomes one of the 10 largest independent oil and gas companies in the world, based on total resources. You will notice the graph at the bottom. The orange bar to the right shows our position in the mid-teens, as far as an independent oil and gas company, and juxtaposed to some competitors there that you can see. Post-acquisition, that changes significantly, and we move up to where we are the seventh largest oil and gas company and in some very, very elite company there, with the idea that we can continue to grow it from here. So, as you can see, this significant resource acquisition will really transform our business, and it’s all operated, and that’s another significant transformation.
Now, I hope you can see by now the very, very strong assets that we will be acquiring. I’m going to talk more in just a moment about the very strong organisation that we’re acquiring that is just as outstanding and something we value, but let me put the transaction in financial terms now. As Marius and I have mentioned, we’re talking about an all cash offer at US$38.75 per share, implying a total equity value of $12.1 and $3 billion of assumed debt, as we described. This provides the value certainty and the immediate liquidity that we described earlier. It indicates a 49.5 per cent premium to the 30-day prior notice period as we described, and a 41.2 per cent premium to the 52-week high which occurred just about six weeks ago, back in June of 2011.
As all of you know, the market has been very volatile lately. Right now it’s been down about 10 per cent. That makes the one-day look, be it quite large at 62 per cent, but, as you can see, you move back to 30 days, you’re at 49, and slightly beyond that, you’re back to 41. Obviously, our thoughts about the underlying assets and their value has not changed, and clearly the market sends us a signal in many different ways as to what assets are worth. The analysts’ views, going forward, has a medium of $32.37 and it has the range that’s described on the small graph in the upper right. As you can see, we’re clearly paying a compelling premium at the top end of that range for the superior assets, and the superior organisation.

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So now I would like to go forward and talk with you very briefly about the organisation. Its capability is second to none and, like I say, we’re very, very proud that the workforce at Petrohawk will be joining us and become part of BHP Billiton. There’s an entrepreneurial spirit in Petrohawk around the Haynesville and the Eagle Ford shales that goes beyond just those simple words. The Petrohawk employees were actually involved in the discovery of these two large shales over the last five years. They deserve enormous credit for the capabilities that they have and the technological advances that they have made in order to make these things occur.
Secondly, we have had, through the last 30 days of due diligence, a very, very strong ability to look at their operating performance, their functional capability, and we’re very impressed. We see processes and we see functional skill that should blend extremely well with what we have in BHP Billiton Petroleum that we’re very proud of. As Floyd and I have told you, we are committed to maintaining this capability and all Petrohawk employees will be encouraged to continue their employment with BHP Billiton. We have an employee-retention program that we will be putting forward here soon. That will be disclosed to you in the public documents. It will go forward but, clearly, we are very covetous of the scale and the capability of these employees and want to try to get everyone that is willing to work for us. The two organisations are very complementary. We do not have a great deal of integration to be done and this will allow us to have a transition that will be phased, that will ensure as we ramp up activity that we can keep it safe, that we can have an overall blend that will be good for both companies as we do more and as we try to minimise the business disruption going forward. So, overall, we are extremely pleased to have these employees joining our team and look forward to their arrival soon.
Let me close out with this final chart. Certainly I hope I have been extremely clear that two big focused assets that are producing today and tremendous growth ahead of them is what we — what we have in mind. And then the third area of highly prospective West Texas, that is, Permian basin that is still being appraised, that is capable of being the third major tier 1 aspect. This fits our company extremely well. It complements our recent Fayetteville shale acquisition and the organisation that we will be acquiring here will actually accelerate that acquisition and its value. And as Marius has said, this adds tremendously to our portfolio diversity on a petroleum basis and on a global basis.
Significant increase in resources, as you can see, with sustained production growth ahead for a decade. It plays to our strengths in drilling, project management and safe operations that we are known for. The employee-retention program, we are optimistic will be extremely well received. Floyd and his team are very optimistic about that and we are looking forward to that being in place soon to make sure that these employees are welcomed. And then last, but not least, we are on a schedule to close this transaction as expected here in the third quarter there already right now as we move forward. So now that concludes my remarks. Let me turn it back over to Marius to close out our presentation. Thank you.
MR KLOPPERS: Thank you, Mike. To conclude the presentation I would just like to reiterate some of my earlier points. BHP Billiton’s offer and the associate substantial premium represents a unique opportunity for Petrohawk shareholders and recognises the growth opportunities embedded in that portfolio immediately. Within the energy business, we have always said that we would like to participate in the full energy product offering and Petrohawk’s tier 1 resources and development potential are perfectly aligned with BHP Billiton’s well defined upstream strategy.

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Against a backdrop of heightened awareness on climate change and with the discovery of new energy sources like shale gas, the world is going to continue to adjust and adapt its energy mix. As a customer focused company we need to be responsive to ensure that we meet our customers’ changing energy needs. The skills required to be successful in shale gas are a blend of the skills that we have not only in our petroleum but also in our minerals businesses. We are well positioned to leverage our strengths in drilling, project management and stakeholder engagement.
I pointed out that restructuring of the US shale industry is a logical progression and that BHP Billiton is a natural owner of these large, long life, high margin assets. We deliver more dependable and stable cash flow through all parts of the cycle and we can, therefore, fund accelerated investment growth almost regardless of the economic backdrop. Importantly, sustainable development, transparency and disclosure are basic undertakings that are deeply embedded in our charter values. When considered with our dedicated community engagement programs, these ensure that BHP Billiton is a logical owner of these shale assets as the industry matures and grows over time.
Finally, I would like to commend again the people who have developed such a large and important industry through technical innovation and persistence. People are at the core of our success and we look forward to working with and welcoming Petrohawk’s highly skilled employees into the BHP Billiton Group. On that note, I would like to thank you for joining our call. I will pleased to take questions. If you can direct them to me in the first instance I will direct them to Mike as necessary. Operator, may I have the first call, please — first question, please.
2. Questions
FACILITATOR: Thank you. The first question comes from Clarke Wilkins of Citi. Please go ahead.
MR KLOPPERS: Clarke?
MR CLARKE WILKINS, CITI
MR C. WILKINS: Hi, Marius. How are you?
MR KLOPPERS: Good.
MR WILKINS: Just two questions. Just in terms of the — I suppose it probably one more around the production potential in the Permian assets. Like, how long before they could potentially be in production and, what sort of timeline are we looking at there? Also, just the other comment you made in regards to the deal being EPS accretive. What sort of gas price are you working off for the US in terms of making that comment?
MR KLOPPERS: Yes. Clarke, I will perhaps answer the second piece first and then I will ask Mike to make some comments on the Permian assets. We have got a set of price protocols. Our normal practice is to use visible traded markets for the period in which they are visible followed by transitioning into a long run price and you should assume that our practice here is no different. Obviously, the visibility of gas prices in this deeply liquid US market is a little

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further out than, for example, in aluminium or copper and so on, so that is our methodology. On the Permian assets, I should stress that Mike has described these as prospects that are still being evaluated but, Mike, I don’t know if you have got any additional comments beyond that today.
MR YEAGER: Marius, I just would mention that we are using the term “appraisal” there. These are known hydrocarbon accumulations. There are wells that are being drilled right now all around Petrohawk’s holdings in a very rapid way. Petrohawk has chosen for portfolio reasons to go fairly slow on that, so we will be able to accelerate that for all the reasons that we have just described, Clarke. And if these assets prove to be what we think we will — they are then we are looking at the ability to develop then in a period of one or two or three years in a substantial way and start to ramp up the kinds of things that you have seen in these other fields.
The Eagle Ford field was discovered just four years ago and is ramping up quickly, so these are — these are different than the onshore I have described. We are going to have the ability to get after this in a much more solid way and clearly we will be able to bring these to market as soon as we can, but it will be years and down on one hand if you will.
MR KLOPPERS: Thanks, Mike.
MR YEAGER: Okay.
MR KLOPPERS: Operator?
FACILITATOR: Thank you. The next question from Elaine Prior of Citigroup. Please go ahead.
MS ELAINE PRIOR, CITIGROUP
MS E. PRIOR: Hi. Mike and Marius, you both mentioned climate change and talk of gas being a preferred fuel in a low carbon world and the demand growing for gas from the power sector — how you see shale gas on a life cycle assessment basis compared with traditional gas and coal, maybe in terms of tonnes of CO2 per megawatt hour of power.
MR KLOPPERS: Elaine, I know that there has been, you know, some — some work published recently in the United States. Overall, we see shale gas as not too different from conventional gas production. After all, it is the same gas that is being produced. It is just the extraction mechanism that is different — at about half the carbon intensity of coal. Mike, I don’t know if you want to make additional comments.
MR YEAGER: No, Marius. I would just say that in the US, like all parts of the world, you have got a number of regulatory components that are — that are taking fuel toward this, Elaine, natural gas being a bigger and bigger part of the fuel mix. Clearly, every single day you have power moving. It is hard to permit anything but natural gas in the United States, so the growth that I have shown you is pretty solid and, if anything, has some upside to it. And that is what we are counting on.
FACILITATOR: Thank you. The next question comes from Craig Campbell of Northgate Capital. Please go ahead.

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MR KLOPPERS: Craig.
MR CRAIG CAMPBELL, NORTHCAPE CAPITAL
MR C. CAMPBELL: Good morning, Marius and Mike. A couple of questions for you regarding this. Firstly, is there any tax shielding that comes along with the transaction or is there any ongoing tax benefit that is legislated that helps the economics of this acquisition? Secondly, just in terms of gas price, when I am looking at the forward curve, it actually has been coming off. And when you did the last transaction you were quite positive on the outlook for US gas markets, and when you look across these gas markets it is this type of activity that is flooding gas into the US, and I am just wondering what it is that is eventually going to get the gas price to move up beyond five or six dollars. I’m just wondering if you could describe what the outlook there is. And then, finally, on the Permian, it is making up about a third of the acreage that you have talked about and I am just wondering with that Permian development — the type of risk that you see around that and are you looking at technologies such as the CO2 enhanced technology to access that oil?
MR KLOPPERS: Craig, I think the — probably on that third question. We have probably said as much about the Permian as we are going to say today. In terms of the overall company value, clearly there’s a lot of upside but, you know, the de-risk nature of the other resources make up the lion’s share of what is there today. In terms of gas prices, you know, I have already articulated our methodology of how we look at this clearly. You know, that investment pattern that Mike has spoken about is set against that methodology of gas price. So I should emphasize, as I always do with these acquisitions, that this is not a price play on our part.
I have stressed the cost of funding and the speed of funding here repeatedly as we — as we have spoken about today, and I think that is what I have stressed as I talk about the strategic ownership of these assets — is it’s our ability to get at the resource quicker and put it into the market. We obviously take a multi-decade view of price. I often comment at our half-yearly and annual results that we probably look at the day-to-day price a little bit less than our analyst community needs to look at it because our investment choices are made for so — so long.
And then on the third question, on the tax shield, there are clearly some impacts here but nothing that we disclosed today. As we continue to assess that, Craig, there may be more — there may be more forthcoming but, clearly, you have seen the — you know, the way in which Petrohawk has — has invested. You have seen that it has become profit making relatively recently and, you know, as we — as we think about how that fits into our tax structure I am sure we will update you, but there is nothing more that we can say today.
FACILITATOR: Thank you. The next question comes from Lee Bowers of Macquarie. Please go ahead.
MR LEE BOWERS, MACQUARIE
MR L. BOWERS: Hi Marius, Mike. I guess just wondering — we have seen a lot of major parties entering this business, Exxon, Chevron — a lot of large Chinese entities. It just seems that we are seeing a lot of balance sheet and a lot of capital power thrown at accelerating production in shale. Is there a danger that maybe you are looking at this in isolation and that we are actually going to see an extraordinary amount of growth through the industry in it, and then, I guess, the second part to that is, you know, in the really long-term does that mean that we are

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going to need to see a US LNG export base to support some of the longer term market fundamentals here?
MR KLOPPERS: Well, it could be a little — little early to comment on some of these things but let me just point at the fact that recounts have actually been dropping in the US, Mike, if I’m — if I’m correct, so, you know, you have actually seen from a total recount perspective the opposite effect of what you have just described. I do want to draw on a minerals analogy here as I look at the very long-term. I mean, we have got two products in our portfolio called copper and aluminium, and I always say that copper used to be one and half times the price of aluminium and now it is three and a half times the price of aluminium. And customers are very intelligent. They work out how to make that price differential work for them.
In the same way, I guess, if pressed, I would answer that the long-term view is always that the world becomes a smaller place, more arbitrage opportunities exist. LNG is only one of them. Liquid fuels; switching of other fuels into — into the energy mix; different places where feedstocks are made. These are all factors that will play into the world arbitraging energy across time and across geography, and I think that our long-term view, though it is unarticulated here today to any great extent, is that that arbitrage will take place over — over time. A third point perhaps is I think the entrance of the other major players are premised on the same fundamentals that we have spoken about, which is this is an industry that — let’s be honest — was largely ignored by the majors. It was the tenacity and the persistence of entrepreneurs that made the technology work, made is scalable, and made it low cost. But as that focus shifts I think the — going to a repeatable cycle of extracting these resources are what large companies do best.
FACILITATOR: Thank you. The next question comes from Glyn Lawcock of UBS. Please go ahead.
MR KLOPPERS: Morning, Glyn.
MR G. LAWCOCK, UBS
MR G. LAWCOCK: Good morning, Marius. A couple of quick questions. Firstly, your US position now — obviously when you bought Fayetteville you did say you were going to look for more to round out. Is this — do you feel this now gives you the right footprint for the US on a go-forward basis, and is this cost structure similar to Fayetteville? The second question is, it’s 15 billion to buy at roughly another 40 to 50 by 2020 on capital, so we’re looking at a, sort of, 55 to 65 billion investment here. You know, I can understand that you’re a long life company that looks forward, but you mentioned at the very start you’re highly diversified, the most diversified company out there, so your cash flow risk is okay. How does this stack up against putting that same value into — or same amount of money into buying back your own stock, given it, in my view, looks severely undervalued? Is that something you think about, or is it more about the asset base itself? Thanks.
MR KLOPPERS: Glyn, I think that you obviously don’t want to rule out anything here, but I think that what Mike has outlined here today is that in the US shale business he has got a substantial resource base to work on and a substantial capital program ahead of him. In terms of cost structures, you know, individual fields have different products, different differentials, different liquid components and so on. We feel very confident that with the acreage position in particular that we’ve got, where Mike highlighted the fact that in — a lot of this acreage is in the

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heart of the — or the sweet spot of the fields. We believe that these cost structures and their margin structures are very, very competitive, and in line with the hurdles that we normally set for ourselves in terms of owning tier 1 resources.
In terms of the total investment capital, yes. You know, over the period that you’ve highlighted that is more or less the amount, and obviously Mike has highlighted an ambition beyond that. I think there are two pieces that play into that. This is first and foremost a resource acquisition, and the ability to deploy the capital is the opportunity that we’re looking for here. I should note a couple of things as we look at that resource development. One, it’s discretionary. One of the things that Mike has highlighted today is that each well is an individual endeavour, and clearly what we always highlight is that we have the discretion to deploy this capital, and that is an important option. The last piece is we do look at build versus buy versus buy back, and from what we’ve presented here today, on a long term NPV creation basis, which is the basis on which we measure ourselves on, we believe that this is a competitive transaction for us to do, taking into account the build versus buy versus buy back equation.
Obviously, the opportunity to buy, as I always say, comes along only once in a while whereas the opportunity to buy back stock is there everyday, and I don’t want to rule in or rule out, you know, additional buy backs that may or may not take place as we go forward. We’ve always said that surplus capital will be recycled to shareholders, and we’ve got a long track record of doing so.
OPERATOR: Thank you. The next question comes from Paul McTaggart of Credit Suisse. Please go ahead.
MR PAUL McTAGGART, CREDIT SUISSE
MR P. McTAGGART: Hi Marius. Hi Mike. Just a quick question. We cover Petrohawk out of the US and like many had a target price of about $35. It was — that was our valuation, but our US analyst noted that in particular moving to, kind of, a new franking technique — I think it’s called highway. They were suggesting that, you know, if this can be used extensively across Eagle Ford, for example, costs should be lower, production should be higher, suggesting that the valuation might lift as much as — you know, potentially to $45 a share. So I just wanted to get a sense of, you know, what was different about that franking technique and whether in looking at it you had clearly, kind of, taken on board an expectation that you could roll this out.
MR KLOPPERS: Paul, the way we look at this is that we believe that the technology here will continue to develop for decades. Mike may be able to make some specific comments about that technology, but the trends on recovery, well spacing and so on are ongoing and are going to go on for decades to come, which means that a great — we believe that a greater proportion of the total resource base will ultimately be extracted. But again, I do want to point out today the two elements that I was at pains to highlight in the set up section strategically. We are a diversified company. As we de-risk this asset, you know, the way that our cost of capital plays into this is a very, very important factor. Exploration companies do not have the same cost of capital as very large diversified companies which are taking on a set of assets which is going to continue to de-risk, so that’s item number 1. Item number 2 is the speed of execution, and the question you’ve got to ask yourself as you look at those target prices that you’ve spoken about is does that take into the account those various factors?
Mike, I don’t know if you want to talk about this technology in particular.

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MR YEAGER: Marius, I — we are very familiar with it; it’s a Schlumberger process. Clearly, Paul, you are talking about — as Marius says, the technology is moving before our eyes. We look at decline curves on a well one year ago and now a well right beside it a year later, and the technology is moving and the recoveries are higher. The initial rates are higher and that’s what we — what you are going to see. The amazing thing about the shale is the developments today as envisioned recovered very, very small amounts of the hydrocarbons that are in place. And, as Marius says, the good thing here and what we can do with our power and our strength and our long term ability is to work that hard. And the example you have just used is one of many. We will be looking at all those. The Petrohawk employees come to us with that knowledge, so obviously I think you are connecting the dots there a bit as to why we are excited about getting on with this.
MR KLOPPERS: Yes, Mike. Perhaps one last comment on our overall strategy. We are always about being large. Large resources: that is what I always stress. And we always prefer those resources where there are multiple decades of technology that will play out. I mean, that is the case in our copper resources, which are long dated where you have moved from having one technology only to extract them to different ones being applied to the same ore body to recover different parts of that resource. In our nickel business, technology is moving on where you only smelt to one where we in future are going to smelt and atmospherically leech product. And in the same way, the attractiveness of this large, long dated resource is that technology and ingenuity, particularly given this workforce that we are going to acquire, is going to continue to deliver things that will bring that resource to market. That’s why we like long dated, large resources and we are not in the business of second-tier, shorter life, what I would call price-play opportunities here.
OPERATOR: Thank you. The next question comes from Lyndon Fagan of RBS. Please go ahead.
MR LYNDON FAGAN, RBS
MR KLOPPERS: Lyndon.
MR L. FAGAN: Good morning. I just had a question regarding your petroleum versus minerals exposure across the portfolio. Do you see a natural or ideal mix there and does this sort of complete your near-term petroleum acquisitions, if you like? Second question is where do these assets sit on the cost curves? Thanks.
MR KLOPPERS: Lyndon, we have not got any formal target for any of our products. In the past I always say back — I have been with this company for close to 20 years and we have at various times been accused of being an aluminium company if I go way back when, then petroleum company, “You are only an iron ore company.” We are not that. We are a diversified upstream company and we want to invest in all of these resources and we are very cognisant that over time the proportion of product in the portfolio moves. For us, the most important metric as the proportions move is what is the diversification, what is the cash flow at risk, where is the geography, where is the customer and where — you know, what are the products?
And I have no doubt that that will continue to evolve. We have, however, historically said that we are very comfortable with petroleum being a bigger weight of — more than a third of the company. I should note that again, this product is slightly different in terms of customer,

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production and then the product itself, but that is more or less the guidance that we have given and if forced to give a view today that’s probably what I would say, but I am at pains to point out that the various products can move over time. In terms of cost, we believe that these assets from a margin perspective are very, very competitive in that arena and that we should have EBIT margins here that are very comparable with what the portfolio does as a whole at the moment. Mike, I don’t know if you want to add anything to that.
MR YEAGER: Marius, I just tried to make sure that when we talked about those two large fields, Lyndon, and you get in the Haynesville — if you are in the centre of it like we are, the big wells are going to be strong and your costs are going to be lower over — per unit. If you are out on the fringe of these things then you are still in Haynesville but you have got higher costs. As you can see, we showed you the heart of the heart of the heart. That’s what we like. As Marius says, that’s where we want to be. We are not a fringe player. In the Eagle Ford, massive sands, highly predictable gas with a liquids component. So our realisations there will be higher.
We are not buying hundred-dollar oil; we are buying long-dated liquids over 30 years and getting that for the prices that you can see. So in both of these the margin, as Marius says, are going to be strong. In the Haynesville because the wells are prolific it would get lots of gas per dollar invested and it has got low operating field costs, and in the Eagle Ford for the same reasons, plus the realisations are higher. That’s why we like both of these. The Permian then is more natural oil. We are moving to the oil shale there where the oil percentage will be higher, and that is why we are very optimistic. Although it’s still early, we don’t have much more to say, but those will be the same thing: high margin resources over time.
MR KLOPPERS: And I should add, Mike, that the oil extraction — clearly that technology is, you know, back from where the gas is.
MR YEAGER: Yes.
MR KLOPPERS: There is more development to come. At the moment the recoveries of oil are very, very low. There is only a tiny little fraction of what is in the shale put into the resource map, and that will obviously — in the same way that gas has evolved, that technology is going to continue to evolve and allow, you know, taking more of the oil out of that shale over time. Operator, perhaps I can take the next question.
OPERATOR: Certainly. The next question comes from Harry Mateer of Barclays Capital. Please go ahead.
MR KLOPPERS: Good morning, Harry.
MR HARRY MATEER, BARCLAYS CAPITAL
MR H. MATEER: Hi, guys. Hi, good morning. Can you just tell us a little bit more about the financing structure of the deal and, you know, specifically what the breakdown is between cash on hand versus the new credit facility?
MR KLOPPERS: Harry, I think we are putting a credit facility to the tune of seven and a half billion dollars in place. You know, I stress that because it’s not related to the size of the deal insofar as we have got cash on hand as well. Obviously we have got to do that in the context of a very large investment program going on in our other assets as well and taking into account

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the cash generation in the business at the moment, but that’s — those are the details on the facility.
OPERATOR: Thank you. Our final question comes from Rob Craigie of F.W. Holst. Please go ahead.
MR ROB CRAIGIE, F.W. HOLST
MR R. CRAIGIE: Hello, Marius and Mike. Community concerns with fracking seem to be due to some of the poor well completion practices and lack of US regulation. Can you comment on how BHP will address environmental and health issues and does it revolve substantially around improving technology?
MR KLOPPERS: Rob, you know, well completion — decent well completions are something that you have got to do whether you horizontally drill or whether you don’t do so, and we have got to do the same in the industries — the other industries where we are. We are very confident that those jobs are standard, something that can be systematised and something that can be done to a very high degree of success. And again, I do want to stress that as you have to run tens and tens and tens of these drill rigs to deploy the capital that Mike has spoken about, the way that large companies do that with an extremely standardised procedure, extreme control over what happens, in the same way that we do our other businesses it fits naturally with the mindset of the company.
I do want to stress two other things when we talk about community concerns, because especially for our Australia analysts, the concept of private mineral rights is not something that people think about that often, because in more jurisdictions where we operate, including in Australia, the mineral rights are either vested in the state or in the federal government or in the country. Mike has very carefully chosen Petrohawk here, and part of the fit here is because we believe the fact that the community benefits in a very real way. Mike, help me: between 15 and 20 per cent royalty rate which flows into the hands of the surface owner. You know, in some cases those rights may have been separated, but it flows into private individuals that own the land, that, as Mike puts it, gives us their kids to work with us.
So community benefits here, you know, that is clearly not the case in all parts of the United States. There are other parts of the US where the mineral rights vest at a different level, and obviously where you get tension is if somebody sees the impact on his or her land which is real without a compensating benefit, and that’s where things get — sometimes get heated. I should stress that what we are talking about here in Texas and Louisiana which Mike has pointed out as private mineral rights, community sharing and the benefits, and that is a very material aspect to take into account as we look at the degree of alignment here. The way that I describe it is that the community, or the private individuals here, are co-venturers in your endeavours, which are carried for capital, by virtue of contributing the resource. Mike, anything else to add?
MR YEAGER: No, Marius; I think that is well said. The only thing I would just re-emphasise is what I — the point I tried to make: in Arkansas, Louisiana and Texas, everything Marius has said has been going on for 50 years. So, the levels of comfort and support and encouragement here are strong. We still need to be good citizens; we still need to do all the things we have said; we still need to be part of disclosure; we still need to be part of evolving regulations. But we are working in places where the desire to work is big, and that is important to us and that is part of our conscious strategy here.

Investor Briefing Teleconference
MR KLOPPERS: Perhaps as a last point, across all of our businesses as part of the industry bodies we belong to, both on the petroleum side and on the minerals side with things like the ICMM. What we are trying to do is to increase the level of standards. I mean, it is in our vested interest to always work to the highest standard, to try and increase those standards and transparency going forward. You have seen that over time in many of our businesses and you will see that as one of the players in the shale gas in the US that we are going to play our part here on disclosure where Mike has already taken an early lead with those 20 other companies, but, you know, in actively proposing and working towards higher standards, because, we are in communities for decades.
We are not there for a year or two; it’s only by adhering to the highest standards possible that those communities value us over decades and we maintain our licence to operate. And again, I want to point out that these onshore issues in various ways is exactly what we face in our minerals industry today, which has historically had a larger footprint than the offshore oil and gas. So again, the mindset is there to do these things and work with the communities. In fact, we consider that as one of our core strengths.
So in closing, I think that was the last question. I want to thank all of you. I do apologise for the early webcast glitch that we had. Technology always lets you down, and my sincere apologies for that. You know, I know that our investor relations people stand ready to answer more questions. I realise it’s getting late for some of you in some of the jurisdictions, so on that note I will close. Thank you very much. Goodbye.
CONFERENCE CONCLUDED